UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-19825

CUSIP Number: 80862K104

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SCICLONE PHARMACEUTICALS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

950 Tower Lane, Suite 900

Address of Principal Executive Office (Street and Number)

Foster City, California  94404

City, State and Zip Code

PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

SciClone Pharmaceuticals, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “Form 10-Q”) within the prescribed time period because the Company is in the process of evaluating the application of technical accounting interpretations relating to the timing of recognition of certain revenue relating to promotion service fees earned by the Company’s subsidiary in China, NovaMed. The Company anticipates that the total amount of promotion service fees earned under its contractual arrangements in 2011 and 2012 will not be affected, however upon resolution of evaluating the application of technical accounting interpretations the quarterly amounts previously recorded could be impacted. The Company anticipates filing its Form 10-Q upon resolution of this matter.

PART IV-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gary S. Titus	(650)	358-3456
Chief Financial Officer (Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As stated in Part III above, the Company continues to evaluate the impact of the application of certain technical accounting interpretations, if any, on the Company’s results. As a result, the Company is unable to estimate the anticipated change in its results of operations for the quarter ended March 31, 2013, as compared to the quarter ended March 31, 2012.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Notice Concerning Forward-Looking Statements

The information provided in this notice contains forward-looking statements regarding expected financial results and expectations. Readers are urged to consider statements that include the words “may” or “anticipate” or other comparable words to be uncertain and forward-looking. These statements are subject to risks and uncertainties that are difficult to predict and actual outcomes may differ materially. These include risk and uncertainties relating to the outcome of the evaluation of technical accounting interpretations relating to the timing of recognition of certain revenue. Please also refer to other risks and uncertainties described in the Company’s filings with the SEC. All forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update any such forward-looking statements.

SciClone Pharmaceuticals, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 13, 2013	SciClone Pharmaceuticals, Inc.

		By:	/s/ Gary S. Titus
Gary S. Titus
Chief Financial Officer and Senior Vice President, Finance